UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                           GENERAL FINANCE CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    369822101
                                 (CUSIP Number)

                                DECEMBER 31, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

CUSIP NO. 369822101                                           PAGE 2 OF 9 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  HALCYON ASSET MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                a.  [ ]
                                b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          493,122
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         493,122
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    493,122

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.09%

12       Type of Reporting Person (See Instructions)

                                    IA

CUSIP NO. 369822101                                           PAGE 3 OF 9 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  HALCYON OFFSHORE ASSET MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                a.  [ ]
                                b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          493,122
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         493,122
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    493,122

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.09%

12       Type of Reporting Person (See Instructions)

                                    IA




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CUSIP NO. 369822101                                           PAGE 4 OF 9 PAGES

ITEM 1(A)         NAME OF ISSUER:

                  General Finance Corporation (the "Issuer").

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  260 S. Los Robles, Suite 217
                  Pasadena, CA 91101

ITEM 2(A)         NAME OF PERSON FILING:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    i)   Halcyon Asset Management LLC; and

                    ii)  Halcyon Offshore Asset Management LLC.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the principal business office of each of the Reporting Persons is 477 Madison Avenue, New York, NY 10022.

ITEM 2(C)         CITIZENSHIP:

                    1) Halcyon Asset Management LLC is a Delaware limited liability company; and

                    2) Halcyon Offshore Asset Management LLC is a Delaware limited liability company.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.0001 par value per share (the "Shares").

ITEM 2(E)         CUSIP NUMBER:

                  369822101

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
                  OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under Section 15 of the Act;

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

                  (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

                  (e) [X ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                  (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F);


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CUSIP NO. 369822101                                           PAGE 5 OF 9 PAGES

                  (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

                  (j) [X ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:

     As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 493,122 Shares.

ITEM 4(B)         PERCENT OF CLASS:

     As of October 31, 2007, the number of Shares outstanding was 9,690,099 according to the Issuer's Form 10-Q filed on November 14, 2007. As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.09% of the total number of Shares outstanding.

ITEM 4(C)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         HALCYON ASSET MANAGEMENT LLC
         (i)       Sole power to vote or direct the vote                                                     493,122
         (ii)      Shared power to vote or to direct the vote                                                      0
         (iii)     Sole power to dispose or to direct the disposition of                                     493,122
         (iv)      Shared power to dispose or to direct the disposition of                                         0

         HALCYON OFFSHORE ASSET MANAGEMENT LLC
         (i)       Sole power to vote or direct the vote                                                     493,122
         (ii)      Shared power to vote or to direct the vote                                                      0
         (iii)     Sole power to dispose or to direct the disposition of                                     493,122
         (iv)      Shared power to dispose or to direct the disposition of                                         0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  This Item 5 is not applicable.

CUSIP NO. 369822101                                           PAGE 6 OF 9 PAGES


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

     All of the Shares set forth in Item 4 are owned by various investment advisory clients of the Reporting Persons, which are deemed to be beneficial owners of those Shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to their discretionary power to make investment decisions over such shares for their clients and their ability to vote such shares. In all cases, the investment advisory clients of the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from (or the proceeds from the sale of) the shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  This Item 7 is not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     The Reporting Persons listed in Item 2(a), both of which are registered as investment advisers under Section 203 of the Investment Advisers Act of 1940, may be deemed to be a group. The Reporting Persons share common ownership and management.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  This Item 9 is not applicable.

ITEM 10.          CERTIFICATION:

     By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



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CUSIP NO. 369822101                                           PAGE 7 OF 9 PAGES


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2008             HALCYON ASSET MANAGEMENT LLC


                                     Name:    /S/ THOMAS HIRSCHFELD
                                              ----------------------------------
                                     By:      Thomas Hirschfeld
                                     Title:   Managing Principal and
                                              Chief Operating Officer




Date:  February 12, 2008             HALCYON ASSET MANAGEMENT LLC


                                     Name:    /S/ THOMAS HIRSCHFELD
                                              ----------------------------------
                                     By:      Thomas Hirschfeld
                                     Title:   Managing Principal and
                                              Chief Operating Officer




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CUSIP NO. 369822101                                           PAGE 8 OF 9 PAGES

                                          EXHIBIT INDEX
                                                                                          PAGE NO.

A.      Joint Filing Agreement, dated as of February 12, 2008, by and among the
        Reporting Persons.......................................................               9


CUSIP NO. 369822101                                           PAGE 9 OF 9 PAGES


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.0001 per share, of General Finance Corporation dated as of February 12, 2008, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:  February 12, 2008             HALCYON ASSET MANAGEMENT LLC


                                     Name:    /S/ THOMAS HIRSCHFELD
                                              ----------------------------------
                                     By:      Thomas Hirschfeld
                                     Title:   Managing Principal and
                                              Chief Operating Officer




Date:  February 12, 2008             HALCYON ASSET MANAGEMENT LLC


                                     Name:    /S/ THOMAS HIRSCHFELD
                                              ----------------------------------
                                     By:      Thomas Hirschfeld
                                     Title:   Managing Principal and
                                              Chief Operating Officer